Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-259707, 333-273536 and 333-273539

PROSPECTUS SUPPLEMENT No. 5
(to prospectuses dated July 31, 2023, August 8, 2023 and August 8, 2023)

GDEV Inc.

ORDINARY SHARES

WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus supplement amends and supplements the prospectuses dated July 31, 2023, August 8, 2023 and August 8, 2023 (the “Prospectuses”) which form a part of our Registration Statements on Form F-1 (Registration Statement Nos. 333-259707, 333-273536 and 333-273539, respectively). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectuses with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on November 21, 2023. Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in any of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.6

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “GDEV.” On November 20, 2023, the last reported sale price of our ordinary shares as reported on Nasdaq was $2.90 per share. Our warrants are listed on the Nasdaq under the symbol “GDEVW.” On November 20, 2023, the last reported sale price of our warrants as reported on Nasdaq was $0.12 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each of the Prospectuses for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 21, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

On November 21, 2023, GDEV Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the three and nine months ended September 30, 2023. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2023

GDEV Inc.

	By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 21, 2023

99.2	Unaudited interim condensed consolidated financial statements of GDEV Inc. for the three and nine months ended September 30, 2023.

Exhibit 99.1

GDEV Announces Results for Third Quarter and First Nine Months of 2023

November 21, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the third quarter and nine months ended September 30, 2023.

Third quarter 2023 highlights:

●	Revenue of $121 million declined by 5% year-over-year though grew 6% compared to the previous quarter.

●	Bookings of $102 million declined by 6% year-over-year.

●	Total comprehensive income of $24 million declined by 22% year-over-year though grew 15% compared to the previous quarter.

●	Profit for the period, net of tax, amounted to $24 million compared to $32 million in Q3 2022 and $20 million in the previous quarter.

●	Cash flows generated from operating activities of $8 million compared to $60 million in Q3 2022.

●	Adjusted EBITDA of $29 million compared to $45 million in Q3 2022 and $16 million in the previous quarter.

●	Selling and marketing expenses of $43 million compared to $21 million in Q3 2022.

●	Monthly Paying Users of 375 thousand increased by 23% year-over-year.

“Over the last two years, the gaming industry has encountered several challenges, both external and industry-specific, which have reshaped the landscape for all gaming companies,” said Andrey Fadeev, Chief Executive Officer. “GDEV has worked diligently to adapt to this new reality by enhancing its practices in the areas of product, marketing and team management, and is committed to continue with these efforts moving forward. We are pleased that our endeavors have resulted in more than a twofold increase in investments in new players in 3Q 2023 compared to the previous year. The rise in marketing investments has led to a 23% year-over-year growth in monthly paying users, which is expected to provide a strong foundation for our future growth through the end of 2023 and beyond.”

Product updates:

●	Hero Wars, our flagship global mid-core franchise, celebrates in November the 7th anniversary of its mobile version (Hero Wars: Alliance) and the 5th anniversary of its PC version (Hero Wars: Dominion Era). Since their respective launches, Hero Wars: Alliance has accumulated over $1.2 billion in bookings, while Hero Wars: Dominion Era has exceeded $350 million in bookings.

●	Island Hoppers (formerly known as Island Questaway), our casual farming adventure franchise, has launched into global release in October. During the soft launch period that started in November 2021, the game exhibited remarkable growth, accumulating over $30 million in bookings and more than 12 million downloads worldwide. It already ranked 7th in the Farming games category by revenue and 4th in terms of downloads[1].

●	Pixel Gun 3D, our pixel shooter franchise, recently announced its planned release on Steam in Q1 2024 with about 260,000[2] fans having already added it to their wishlists. The mobile version of this iconic title celebrated its 10th anniversary in 2023, during which time it has accumulated an impressive 185 million downloads and generated over $200 million in bookings across the iOS and Android platforms.

1 October 2023, AppMagic data

2 Total wishlists in Steam as of November 2023

Third quarter and first nine months 2023 financial performance comparison

US$ million	Q3 2023	Q3 2022[3]	Change (%)	9M 2023	9M 2022[3]	Change (%)
Revenue	121	128	(5)%	355	381	(7)%
Platform commissions	(28)	(36)	(23)%	(84)	(105)	(20)%
Game operation cost	(12)	(10)	19%	(39)	(31)	27%
Selling and marketing expenses	(43)	(21)	>100%	(172)	(112)	53%
General and administrative expenses	(7)	(13)	(45)%	(22)	(28)	(21)%
Impairment loss on trade receivables and loans receivable	(1)	(2)	(38)%	(6)	(6)	(6)%
Profit for the period, net of tax	24	32	(25)%	35	84	(58)%
Total comprehensive income	24	31	(22)%	36	87	(58)%
Adjusted EBITDA	29	45	(35)%	33	100	(67)%
Cash flows generated from operating activities	8	60	(86)%	8	99	(92)%

Third quarter 2023 financial performance

In the third quarter of 2023, our revenue decreased by $7 million (or 5%) year-over-year and amounted to $121 million, driven primarily by a decrease of $6 million in bookings in the third quarter of 2023 vs the same period in 2022 while the decrease in the change in deferred revenue in the third quarter of 2023 in the amount of $1 million was insignificant vs the same period in 2022.

Platform commissions decreased by 23% in the third quarter of 2023 compared with the same period in 2022. The decrease in platform commissions was primarily due to a 8% decrease in revenue generated from in-game purchases when compared to the prior period. This was amplified by an increasing portion of revenue derived from our PC platform, which is associated with lower commissions compared to mobile and social networks.

3 The amounts presented for the three and nine months ended September 30, 2022 are different to those previously reported for these periods earlier. This is due to the fact that the Group had previously presented the operation of its Russian subsidiaries incorrectly as discontinued operations. The operations disposed of did not qualify for discontinued operations presentation, since the Russian subsidiaries did not represent a separate operating segment of the Group and accordingly the criteria in order to be classified as discontinued operations were not met. Accordingly, the amounts for the three and nine months ended September 30, 2022 are being restated in order to correct the classification of the financial results of the Russian subsidiaries to the continuing operations.

Game operation costs increased by $2 million (or 19%) in the third quarter of 2023 vs. the same period in 2022, reaching $12 million. The increase in game operating cost was primarily due to an increase in average salaries of our employees as a result of the relocation of personnel from Russia in the second half of 2022.

Selling and marketing expenses in the second quarter of 2023 increased by $22 million, amounting to $43 million. The growth was mainly due to substantially increased investments into new players in the third quarter of 2023 compared to the substantial decrease in marketing investments in 2022 driven by the general saturation of the market in that year.

General and administrative expenses decreased by $6 million in the third quarter of 2023 vs. the same period in 2022. The decrease was primarily driven by the loss on disposal of our former Russian subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in the third quarter of 2023.

As a result of the factors above, total comprehensive income amounted to $24 million for the third quarter of 2023 compared to total comprehensive income of $31 million in the third quarter of 2022. Profit for the period, net of tax amounted to $24 million compared to the $32 million in the third quarter of 2022. Adjusted EBITDA amounted to $29 million, a decrease of $16 million compared to the respective period of 2022.

Cash flows generated from operating activities amounted to $8 million in the third quarter of 2023, a decrease from $60 million in the same period of 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in 2023 together with decrease in cash inflows from bookings generated in the third quarter of 2023 compared with the same period in 2022.

First nine months 2023 financial performance

In the first nine months of 2023 our revenue decreased by $25 million (7%) year-over-year and amounted to $355 million, driven primarily by a decrease in bookings in the amount of $32 million (9%) year-over-year. This was partially offset by an increase of $6 million in change of deferred revenues during the first nine months of 2023 vs. the same period in the prior year.

Platform commissions decreased by 20% in the first nine months of 2023 compared with the same period of 2022. The decrease in platform commissions was primarily due to a 9% decrease in the revenue generated from in-game purchases when compared to the prior period. This was amplified by an increasing portion of revenue being derived from our PC platform, which is associated with lower commissions compared to mobile and social networks.

Game operation costs increased by $8 million (27%) in the first nine months of 2023 vs. the same period in 2022 to reach $39 million. The increase in game operating cost was primarily due to an increase in average employee salaries as a result of the relocation of personnel from Russia in the second half of 2022. This was amplified by increased software support expenses related to an increase in the scale of our games.

Selling and marketing expenses in the first nine months of 2023 increased by $60 million, amounting to $172 million. The growth can mainly be attributed to considerably more investments into new players in the first nine months of 2023 compared to the substantial decrease in marketing investments in 2022 driven by the general saturation of the market in 2022.

General and administrative expenses decreased by $6 million in the first nine months of 2023 compared to the same period in 2022. The decrease was primarily driven by the loss on disposal of our former Russian subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in the first nine months of 2023.

As a result of the factors above, we recorded a total comprehensive income of $36 million for the first nine months of 2023, compared to a total comprehensive income of $87 million in the first nine months of 2022. Profit for the period, net of tax amounted to $35 million compared to the $84 million in the first nine months of 2022. Adjusted EBITDA amounted to $33 million, a decrease of $67 million compared to the respective period in 2022.

Cash flows generated from operating activities amounted to $8 million in the first nine months of 2023, compared to $99 million vs. the same period of 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in 2023 together with decrease in cash inflows from bookings generated in the first nine months of 2023 compared with the same period in 2022.

Third quarter and first nine months 2023 operational performance comparison

	Q3 2023	Q3 2022[3]	Change (%)	9M 2023	9M 2022[3]	Change (%)
Bookings ($ million)	102	108	(6)%	316	347	(9)%
Share of advertising	7.4%	4.4%	3.0 p.p.	7.4%	4.5%	2.9 p.p.
MPU (thousand)	375	305	23%	383	341	13%
ABPPU ($)	84	113	(26)%	85	108	(22)%

Bookings declined by 6% year-over-year in the third quarter of 2023 and by 9% year-over-year in the first nine months of 2023. This can be attributed to the fact that the first nine months of 2022 – and 2022 as a whole – were characterized by significantly lower marketing investments into the acquisition of new players who could potentially provide support to bookings in the first nine months of 2023. However, our significant investment into marketing in the first nine months of 2023 resulted in an increase in MPU by 23% and 13% in the third quarter and first nine months of 2023, respectively, which in turn is expected to positively impact our bookings in the future.

The share of advertisement sales as a percentage of total bookings increased in both the third quarter and first nine months of 2023 to 7.4%, compared to 4.4% and 4.5% in the respective periods of 2022. The increase was driven by substantially increased monthly active users (due to increased investments into new players) as well as by the successful implementation of advertisement functionality in Island Hoppers from the start of the second quarter of 2023.

Split of bookings by platform	Q3 2023	Q3 2022	9M 2023	9M 2022
Mobile	63%	63%	63%	64%
PC	37%	37%	37%	36%

In the first nine months of 2023, the share of PC versions of our games increased by 1 p.p., while the distribution of bookings across platforms remained largely consistent throughout the third quarter of 2023.

Split of bookings by geography	Q3 2023	Q3 2022	9M 2023	9M 2022
US	35%	35%	36%	33%
Asia	23%	25%	24%	26%
Europe	26%	20%	25%	21%
Other[4]	16%	20%	15%	20%

Our split of bookings by geography both in the third quarter and first nine months of 2023 vs. the respective periods in 2022 remained broadly similar, with a moderate increase in the share of Europe bookings.

Note:

Due to rounding, the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters, Cubic Games, and Dragon Machines, among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

4 Starting from the second quarter of 2022 the “FSU” category was merged with the “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension as of February 2022.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) finance income, (v) financial assets measured at fair value through profit or loss, (vi) interest expense, (vii) unwinding of discount on the put option liability, (viii) change in fair value of share warrant obligations and other financial instruments, (ix) share of loss of equity-accounted associates, (x) depreciation and amortization, (xi) share-based payments and (xii) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period to the Adjusted EBITDA

US$ million	Q3 2023	Q3 2022[3]	9M 2023	9M 2022[3]
Profit for the period, net of tax	24	32	35	84
Adjust for:
Income tax expense	2	2	3	4
Finance income	(0.8)	(0.5)	(4)	(0.9)
Financial assets at FVTPL - net change in fair value	2	0	2	0
Interest expense	0	0	0.1	0.1
Unwinding of discount on the put option liability	0.1	0.1	0.3	0.2
Change in fair value of share warrant obligations and other financial instruments	0.8	5	(10)	(2)
Share of loss of equity-accounted associates	0	4	0.5	6
Depreciation and amortization	2	2	5	5
Share-based payments	0.7	1	2	3
Impairment of intangible assets	0	0.3	0	0.5
Adjusted EBITDA	29	45	33	100

Exhibit 99.2

GDEV Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and September 30, 2022

Contents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022	3

UNAUDITED INTERIM CONDENSED CONCONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022	4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022	5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022	6

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8

Interim Condensed Consolidated Statement of Financial Position

As at September 30, 2023 (unaudited) and December 31, 2022

(in thousands of US$)

	Note	September 30, 2023	December 31, 2022
ASSETS
Non-current assets
Property and equipment	14	943	786
Right-of-use assets	18	3,214	1,462
Intangible assets	15	9,611	12,977
Goodwill	3,15	1,836	1,836
Long-term deferred platform commission fees	26	76,872	94,682
Deferred tax asset	13	103	108
Other non-current investments	23	16,211	17,903
Other non-current assets	13	107	107
Loans receivable - non-current	17	—	3,317
Total non-current assets		108,897	133,178
Current assets
Indemnification asset	15,16,21	2,435	2,512
Trade and other receivables	19	47,541	45,372
Loans receivable	17	410	517
Other investments	23	83,930	50,365
Prepaid tax	13	3,300	3,326
Cash	24	61,003	86,774
Total current assets		198,619	188,866
Total assets		307,516	322,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital	25	—	—
Additional paid-in capital	25	24,726	23,685
Share-based payments reserve	25	144,040	144,240
Translation reserve	25	4,890	3,493
Accumulated deficit	25	(285,168)	(320,194)
Equity attributable to equity holders of the Company		(111,512)	(148,776)
Non-controlling interest		—	—
Total equity		(111,512)	(148,776)
Non-current liabilities
Lease liabilities - non-current	18	966	444
Long-term deferred revenue	26	113,693	96,887
Share warrant obligations	22	3,038	13,035
Put option liabilities - non-current	3,15,16	—	27,475
Other non-current liabilities	16	—	577
Total non-current liabilities		117,697	138,418
Current liabilities
Lease liabilities - current	18	1,242	743
Trade and other payables	20	25,287	30,521
Provisions for non-income tax risks	3,21	1,342	1,336
Put option liabilities - current	3,15,16	28,637	—
Tax liability	3,13	5,833	4,250
Deferred revenue	26	238,990	295,552
Total current liabilities		301,331	332,402
Total liabilities		419,028	470,820
Total liabilities and shareholders' equity		307,516	322,044

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three and nine months ended September 30, 2023 and 2022

(in thousands of US$)1

	Note	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Revenue	7	355,434	380,795	121,295	128,015
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(84,149)	(104,669)	(27,721)	(35,830)
Game operation cost	9	(38,984)	(30,813)	(12,199)	(10,273)
Other operating income	30	2,036	462	497	86
Selling and marketing expenses	10	(171,734)	(112,203)	(42,599)	(20,914)
General and administrative expenses	11	(22,152)	(28,072)	(7,356)	(13,264)
Impairment loss on trade receivables and loans receivable	17,19,29	(5,507)	(5,868)	(1,211)	(1,949)
Total costs and expenses, excluding depreciation and amortization		(320,490)	(281,163)	(90,589)	(82,144)
Depreciation and amortization	14,15,18	(4,652)	(5,359)	(1,749)	(1,742)
Profit from operations		30,292	94,273	28,957	44,129
Finance income	12	3,847	871	805	536
Finance expenses	12	(5,645)	(3,005)	(3,653)	(1,726)
Change in fair value of share warrant obligation and other financial instruments	22,29	9,704	2,485	(843)	(4,783)
Share of loss of equity-accounted associates	16	(515)	(5,845)	—	(4,205)
Profit before income tax		37,683	88,779	25,266	33,951
Income tax expense	13	(2,657)	(4,409)	(1,583)	(2,319)
Profit for the period, net of tax		35,026	84,370	23,683	31,632
Attributable to equity holders of the Company		35,026	84,263	23,683	31,200
Attributable to non-controlling interest		—	107	—	432
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		1,345	2,308	338	(869)
Foreign currency translation difference		1,397	2,308	416	(869)
Other		(52)	—	(78)	—
Total comprehensive income for the period, net of tax		36,371	86,678	24,021	30,763
Attributable to equity holders of the Company		36,371	86,571	24,021	30,331
Attributable to non-controlling interest		—	107	—	432

Earnings per share:
Basic and diluted earnings per share, US$	6	0.18	0.43	0.12	0.16

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1For further information, see Note 4 (Accounting judgments, estimates and assumptions — Correction of errors).

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the nine months ended September 30, 2023 and 2022

(in thousands of US$ except number of shares)

	Note	Number of shares outstanding	Share capital	Additional paid-in capital	Share-based payments reserve	Translation reserve	Accumulated deficit	Equity attributable to equity holders of the Company	Non-controlling interest	Total
Balance at January 1, 2023		197,092,402	—	23,685	144,240	3,493	(320,194)	(148,776)	—	(148,776)
Profit for the period		—	—	—	—	—	35,026	35,026	—	35,026
Other comprehensive income	25	—	—	(52)	—	1,397	—	1,345	—	1,345
Total comprehensive income for the period		—	—	(52)	—	1,397	35,026	36,371	—	36,371
Share-based payments and exercise of options	30	297,100	—	1,093	(200)	—	—	893	—	893
Total transactions with shareholders		297,100	—	1,093	(200)	—	—	893	—	893
Balance at September 30, 2023		197,389,502	—	24,726	144,040	4,890	(285,168)	(111,512)	—	(111,512)

	Note	Number of shares outstanding	Share capital	Additional paid-in capital	Share-based payments reserve	Translation reserve	Accumulated deficit	Equity attributable to equity holders of the Company	Non-controlling interest	Total
Balance at January 1, 2022		196,523,101	—	25,880	140,489	36	(327,497)	(161,092)	44	(161,048)
Profit for the period		—	—	—	—	—	84,263	84,263	107	84,370
Other comprehensive income	25	—	—	—	—	2,308	—	2,308	—	2,308
Total comprehensive income for the period		—	—	—	—	2,308	84,263	86,571	107	86,678
Issue of ordinary shares related to business combination	15	—	—	(2,094)	—	—	—	(2,094)	—	(2,094)
Share-based payments	30	—	—	—	3,007	—	—	3,007	—	3,007
Total transactions with shareholders		—	—	(2,094)	3,007	—	—	913	—	913
Balance at September 30, 2022		196,523,101	—	23,786	143,496	2,344	(243,234)	(73,608)	151	(73,457)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the nine months ended September 30, 2023 and 2022

(in thousands of US$)1

	Note	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Operating activities
Profit for the period, net of tax		35,026	84,370
Adjustments for:
Depreciation and amortization	14,15,18	4,652	5,359
Share-based payments expense	30	1,722	3,007
Income from share option forfeiture and cancellation	30	(608)	—
Share of loss of equity-accounted associates	16	515	5,845
Expected credit losses	17,19,29	5,507	5,868
Property and equipment write-off		—	402
Impairment of intangible assets		—	492
Change in fair value of share warrant obligations and other financial instruments	22,29	(9,704)	(2,485)
Change in fair value of other investments	12	1,574	—
Unwinding of discount on the put option liability	12,15	290	172
Trade and loan receivables write-off	19	56	—
Interest income	12	(3,110)	(871)
Interest expense	12	51	102
Lease modification gain/(loss)	18	47	(27)
Loss on sale of subsidiaries		—	4,969
Dividend income	23	(737)	—
Foreign exchange loss	12	3,471	2,338
Income tax expense	13	2,657	4,409
		41,409	113,950
Changes in working capital:
Decrease in deferred platform commissions	26	17,810	20,112
Decrease in deferred revenue	26	(39,756)	(33,440)
(Increase)/decrease in trade and other receivables	19	(5,344)	8,852
Decrease in trade and other payables	20	(5,526)	(9,560)
		(32,816)	(14,036)
Income tax paid		(633)	(633)
Net cash flows generated from operating activities		7,960	99,281

Investing activities
Acquisition of intangible assets	15	(16)	(91)
Acquisition of property and equipment	14	(372)	(840)
Acquisition of right of use	18	—	—
Acquisition of subsidiary net of cash acquired	15	—	(54,112)
Investments in equity accounted associates	16	(515)	(17,970)
Loans granted	17	(1,196)	(31,489)
Proceeds from repayment of loans	17	612	307
Disposal of subsidiaries, net of cash disposed of	8	—	(4,529)
Acquisition of other investments	23	(97,648)	—
Proceeds from redemption of investments	23	65,446	—
Interest received	23	406	—
Dividends received	23	737	—
Net cash flows used in investing activities		(32,546)	(108,724)

Financing activities
Payments of lease liabilities	18	(1,939)	(1,900)
Proceeds from borrowings		—	374
Interest on lease	18	(44)	(102)
Net cash flows used in financing activities		(1,983)	(1,628)
Net (decrease)/increase in cash for the period		(26,569)	(11,071)
Cash at the beginning of the period		86,774	142,802
Effect of changes in exchange rates on cash held		798	(205)
Cash at the end of the period		61,003	131,526

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1For further information, see Note 4 (Accounting judgments, estimates and assumptions — Correction of errors).

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.	Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp (“Kismet” a Special Purpose Acquisition Company (“SPAC”)).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

These interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at and for the three and nine months ended September 30, 2023 and 2022.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 28.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.	Basis of presentation

2.1.	Statement of compliance

The accompanying interim condensed financial information that refer to the period ended on September 30, 2023, have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on November 15, 2023.

2.2.	Basis of presentation

These interim condensed consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.3.	Basis of consolidation

The Group controls the entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, where control is exercised through voting rights, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee,

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

•	Rights arising from other contractual arrangements,

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an investee begins when the Group obtains control over the investee and ceases when the Group loses control over the investee. Assets, liabilities, income and expenses of an investee acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the investee. The financial statements of the investees are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

3.	Summary of significant accounting policies

The accounting policies have been applied consistently throughout the periods presented in these interim condensed consolidated financial statements.

The principal accounting policies used to prepare these interim condesed consolidated financial statements are set out below.

3.1.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in general and administrative expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

If control is achieved in stages, the acquirer's previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or at the present ownership instruments' proportionate share of the acquiree's identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination and/or from the future cash flows provided by the acquired businesses, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

3.2.	Foreign currency translation

The interim condensed consolidated financial statements are presented in US dollars (US$), which is the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Russian rouble (RUB), Armenian dram (AMD) or Kazakhstani tenge (KZT). As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the relevant periods or exchange rates prevailing on the dates of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

4.	Accounting judgments, estimates and assumptions

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2022 except for as described below.

Change in estimates

Warrants’ valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, based on the fact the fixed-for-fixed criteria is not met. This is due to the fact that investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the stock price at time of redemption and remaining time to warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the line Change in fair value of share warrant obligation and other financial instruments.

Management used traded market price from NASDAQ for the purpose of estimating fair value of Private and Public Warrants as at September 30, 2023 as the trading was resumed on the 16th of March while as at December 31, 2022 management used the Monte Carlo simulations to determine the value of the Private and Public warrants (see Note 22 for details).

The valuation method used as at December 31, 2022 where the Company used Monte-Carlo simulation included the following input parameters:

•	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);

•	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;

•	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.

Measurement of the financial instruments issued as part of the investments in associates

Significant judgment is required in measurement of the fair value of the financial instruments related to the investments in equity-accounted associates during the current reporting period, which included contingent consideration (sellers and founders earn-outs), call and put options of GDEV Inc. and respective shareholders as per shareholders’ and share purchase agreements and conversion option for the loan issued to Castcrown Ltd.

Fair value of the mentioned financial instruments considers the likelihood of achievement by the associates of performance targets such as those in respect of Net bookings and EBITDA over certain agreed periods of time. In order to estimate achievement of such performance targets management utilized Monte-Carlo simulations over the agreed periods and projected various outcomes for each performance target based on the underlying management assumptions of the investees’ future business growth. Management determined the fair values of the financial instruments based on outputs provided by those Monte-Carlo simulations.

In order to determine the fair value of the financial instruments (see Note 16 for details) as at June 30, 2023 management applied the following assumptions:

•	Target pay back of 365 days on marketing investments in customer acquisition (i.e. the period over which we expect to recover marketing expenses made) applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and the adjustment applied by management related to uncertainty of the games being new.

•	Discount rate based on risk-free rate of 4.80%.

•	Valuation of investees based on forward multiples of Enterprise Value to Net bookings of 1.32 and Enterprise Value to Investor's consolidated Segment Management EBITDA of 5.33 based on publicly traded peers from gaming industry, while as at December 31, 2022 the valuation was performed based on historical multiples.

•	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

The effect of the change in the measurement approach on the estimated fair values of the financial instruments of MX Capital Ltd as at June 30, 2023 is 120 being an increase in the fair value of put option, no effect on the fair values of other financial instruments.

We believe it’s impracticable to assess the effect of the change in measurement approach as at September 30, 2023.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The analysis of sensitivity to the key parameters of financial model in MX Capital Ltd as at September 30, 2023:

•	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of sellers earn-outs by 1, the fair value of other financial instruments would remain unchanged.

•	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of sellers earn-outs by 1, the fair value of other financial instruments would remain unchanged.

•	While other parameters remain constant, an increase of risk-free rate by 0.1 percentage would decrease the fair value of put option by 50, the fair value of other financial instruments would remain unchanged.

•	While other parameters remain constant, a decrease of risk-free rate by 0.1 percentage points would increase the fair value of put option by 50, the fair value of other financial instruments would remain unchanged.

•	While other parameters remain constant, an increase of multiples by 10% would not affect the fair value of mentioned financial instruments.

•	While other parameters remain constant, a decrease of multiples by 10% would not affect the fair value of mentioned financial instruments.

•	While other parameters remain constant, an increase of sigma by 10% would increase the fair value of sellers earn-outs by 0.5, the fair value of other financial instruments would remain unchanged.

•	While other parameters remain constant, a decrease of sigma by 10% would decrease the fair value of sellers earn-outs by 0, the fair value of other financial instruments would remain unchanged.

The analysis of sensitivity to the key parameters of financial model of Castcrown Ltd shows that there is no reasonably possible change in the key parameters that would materially change the fair value of the relevant financial instruments.

Correction of error

In its interim condensed consolidated financial statements as at September 30, 2022 and for the three and nine months then ended, the Group had previously presented the operation of its Russian subsidiaries, which were sold on August 18, 2022, incorrectly as discontinued operations and accordingly:

•	The financial result of the Russian subsidiaries for the period, being a loss of 4,969, was presented in a separate line in the interim condensed consolidated statement of profit or loss under the caption “Loss for the period from discontinued operations, net of tax”.

•	Loss from the sale of subsidiaries was presented in the interim condensed consolidated statement of cash flows in the line “Disposal of discontinued operations, net of cash disposed of”.

The operations disposed of did not qualify for discontinued operations presentation since the Russian subsidiaries did not represent a separate operating segment of the Group and accordingly the criteria in order to be classified as discontinued operations were not met.

Accordingly, the interim condensed consolidated statement of profit or loss and other comprehensive income for the three and nine months ended September 30, 2022 was restated in order to correct the classification of the financial results of the Russian subsidiaries to the continuing operations.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The table below presents the amount of the correction for each comparative period per each financial statement line affected. They represent the results attributable to Russian companies for the respective periods after all intercompany eliminations.

	Nine months ended September 30, 2022, restated	Three months ended September 30, 2022, restated	Nine months ended September 30, 2022, as previously reported	Three months ended September 30, 2022, as previously reported	Nine months ended September 30, 2022, adjustment	Three months ended September 30, 2022, adjustment
Revenue	380,795	128,015	376,638	124,801	4,157	3,214
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions	(104,669)	(35,830)	(102,710)	(33,871)	(1,959)	(1,959)
Game operation cost	(30,813)	(10,273)	(14,481)	(7,884)	(16,332)	(2,389)
Other operating income	462	86	—	—	462	86
Selling and marketing expenses	(112,203)	(20,914)	(111,561)	(20,240)	(642)	(674)
General and administrative expenses	(33,940)	(15,213)	(27,660)	(13,980)	(6,280)	(1,233)
Total costs and expenses, excluding depreciation and amortization	(281,163)	(82,144)	(256,412)	(75,975)	(24,751)	(6,169)
Depreciation and amortization	(5,359)	(1,742)	(3,508)	(1,221)	(1,851)	(521)
Profit from operations	94,273	44,129	116,718	47,605	(22,445)	(3,476)
Finance income	871	536	871	105	—	431
Finance expenses	(3,005)	(1,726)	(2,283)	(1,910)	(723)	183
Profit before income tax	88,779	33,951	111,947	36,813	(23,168)	(2,862)
Income tax expense	(4,409)	(2,319)	(4,172)	(2,147)	(237)	(172)
Profit for the period, net of tax	84,370	31,632	107,775	34,666	(23,405)	(3,034)
Basic and diluted earnings per share, for continuing operations, US$	0.43	0.16	—	—	0.43	0.16
Basic and diluted earnings per share, for total operations, US$	0.43	0.16	0.43	0.16	—	—

There is no effect to interim condensed consolidated statement of financial position as at September 30, 2022 and December 31, 2022, as at the end of the respective periods mentioned companies were sold.

5.	Segment reporting

A.	Basis for segmentation

The Group operates through four operating segments, which are Nexters Global Ltd, MX Capital Ltd, Lightmap Ltd, and Castcrown Ltd, while the last two of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing
MX Capital Ltd	Game development and publishing

B.	Information about reportable segments

Information related to the reportable segment is set out below. Segment Management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry.

The Company defines Segment Management EBITDA as the net income/loss as presented in the Group's consolidated financial statements in accordance with IFRS, adjusted to exclude (i) loss for the period from our Russian subsidiaries that have been sold, (ii) income tax expense, (iii) net finance income/expense, (iv) change in fair value of share warrant obligations and other financial instruments, (v) share of loss of equity-accounted associates, (vi) depreciation and amortization, (vii) share-based payment expense and (viii) certain non-cash or other items that are not considered indicative of our ongoing operating performance (see the reconciliation below).

Nine months ended September 30, 2023	Nexters Global Ltd	MX Capital Ltd	All other segments	Total
Segment revenue	341,829	—	13,605	355,434
Segment Management EBITDA	33,444	—	(13,217)	20,227

Nine months ended September 30, 2022	Nexters Global Ltd	MX Capital Ltd	All other segments	Total
Segment revenue	373,477	—	7,318	380,795
Segment Management EBITDA	115,669	(6,550)	(13,448)	95,671

C. Reconciliation of information on reportable segment to the amounts reported in the financial statements

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Profit before income tax
Management EBITDA for reportable segments	33,444	109,119
Management EBITDA for other segments	(13,217)	(13,448)
Net effect from recognition of deferred net revenues	21,946	13,328
Depreciation and amortization	(4,652)	(5,359)
Finance income	3,847	871
Finance expenses	(5,645)	(3,005)
Share-based payments expense	(1,722)	(3,007)
Impairment loss on trade receivables and loans receivable	(5,507)	(5,868)
Change in fair value of share warrant obligation and other financial instruments	9,704	2,485
Impairment loss on Intangible assets	—	(492)
Share of loss of equity-accounted associates	(515)	(5,845)
Consolidated profit before income tax	37,683	88,779

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

Non-current assets excluding financial instruments and deferred taxes by geography are presented below as at September 30, 2023:

	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	804	80	59	—	943
Right-of-use assets	2,991	223	—	—	3,214
Intangible assets	9,583	22	6	—	9,611
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	76,872	—	—	—	76,872
	92,086	325	65	—	92,476

As at December 31, 2022:

	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	672	67	46	1	786
Right-of-use assets	1,298	164	—	—	1,462
Intangible assets	12,959	17	1	—	12,977
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	94,682	—	—	—	94,682
Loans receivable - non-current	3,317	—	—	—	3,317
	114,764	248	47	1	115,060

6.	Earnings per share

Basic earnings per share amounts are calculated by dividing profit for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The following reflects the earnings and number of shares used in basic and diluted earnings per share computations for the three and nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Profit for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	35,026	84,263	23,683	31,200

Weighted average number of ordinary shares for basic and diluted earnings per share	197,389,502	197,971,371	197,389,502	197,971,371

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$	0.18	0.43	0.12	0.16

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement and the options granted under Employee Stock Option plan in the calculation of diluted earnings per share, since they do not have a dilutive effect as at the reporting date they are out of the money, except an insignificant portion of vested options with strike price of 0. Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to the fact that the vesting conditions in relation to the entire number of 20,000,000 deferred exchange shares were not met at the reporting date.

The weighted average number of ordinary shares (both basic and diluted) includes 569,301 shares issued as consideration for the acquisition of Lightmap and 864,269 shares that may be issued in the future as a deferred consideration for the acquisition of Lightmap Ltd as discussed in the Note 15.

7.	Revenue

The following table summarizes revenue from contracts with customers for the three and nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
In-game purchases	332,063	365,190	113,724	123,232
Advertising	23,371	15,605	7,571	4,783
Total	355,434	380,795	121,295	128,015

The following table sets forth revenue disaggregated based on geographical location of our payers:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
US	126,830	126,293	42,394	44,908
Europe	87,446	79,930	31,717	26,445
Asia	85,703	100,808	28,282	32,441
Other	55,455	73,764	18,902	24,221
Total	355,434	380,795	121,295	128,015

91% of the Group’s total revenues for the nine months ended September 30, 2023 was generated by Hero Wars game title (97% - for the nine months ended September 30, 2022).

The amount of revenue recognized at a point in time was 65,512 for the nine months ended September 30, 2023 and 93,640 for the nine months ended September 30, 2022. The amount of related platform commissions expenses recognized was 10,841 for the nine months ended September 30, 2023 and 14,953 for the nine months ended September 30, 2022. During the nine months ended September 30, 2023 and 2022 no individual end customer accounted for more than 10% of our revenues.

8.	Acquisition and disposal of subsidiaries in Russia

On February 3, 2021, Nexters Global Ltd acquired 100% of the voting shares in Nexters Online LLC and Nexters Studio LLC, two Russian game development studios, for the total consideration of 1,247 (RUB 93 million). The consideration was fully paid in cash. The Company’s management considers the acquisition of the product development team as a primary business purpose of the transactions. The acquisitions have been accounted for using the acquisition method.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On December 9, 2021, Nexters Global Ltd acquired 70% of the voting shares in Game Positive LLC, a company registered in accordance with the laws of the Russian Federation, for the total consideration of 1. The consideration was fully paid in cash. The Company’s management considers the acquisition of the product development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method.

Goodwill recognized in the amount of 1,501 (1,473 goodwill as at the dates of acquisitions and 28 of translation reserve as at December 31, 2021) is attributable primarily to the expected synergies and was assigned to the CGU Nexters Global, which was the only CGU at the time of the acquisition. The acquisition of Game Positive LLC resulted in a gain on bargain purchase as the fair value of assets acquired and liabilities assumed exceeded the total of fair value of consideration paid and the proportionate value of non-controlling interest by 79. The Group recognized the amount as a gain which was reflected in Other income within Net finance income. None of the goodwill is deductible for the income tax purposes. The Company did not recognize separately from the acquisitions any acquisition related costs.

On July 12, 2022, the Company’s Board of Directors resolved to sell all its Russian subsidiaries to local management as part of the Group’s strategy to eliminate to a maximum extent possible the risks related to the Russian Federation.

Therefore the Group sold 100% shares in the charter capitals of the wholly owned subsidiaries Nexters Studio LLC, Nexters Online LLC and Lightmap LLC (see Note 15) and 70% shares in the charter capital of Game Positive LLC for the amounts not less than 200 thousand Russian rubles, 100 thousand Russian rubles, 100 thousand Russian rubles and 100 thousand Russian rubles, respectively.

The sale of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC was completed on August 18, 2022 and the sale of Lightmap LLC on August 31, 2022 with the respective loss of 4,969.

No goodwill resulted from the acquisitions of the Russian subsidiaries was written-off a result of the sale as the Company expects to continue to benefit from the acquisition synergies, being the ability to use their workforce which was substantially relocated to the Group’s other companies.

9.	Game operation cost

Game operation cost consists of employee benefits expenses and technical support services. The following table summarizes game operation cost for the three and nine months ended September 30, 2023 and 2022.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Employee benefits expenses	(29,907)	(24,189)	(8,755)	(7,111)
Technical support services	(9,077)	(6,624)	(3,444)	(3,162)
	(38,984)	(30,813)	(12,199)	(10,273)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

10.	Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the three and nine months ended September 30, 2023 and 2022.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Advertising costs	(166,237)	(107,724)	(40,948)	(19,435)
Employee benefits expenses	(5,497)	(4,479)	(1,651)	(1,479)
	(171,734)	(112,203)	(42,599)	(20,914)

11.	General and administrative expenses

The following table summarizes general and administrative expenses for the three and nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Employee benefits expenses	(13,241)	(13,177)	(4,465)	(3,802)
Professional fees	(4,508)	(2,702)	(1,719)	(543)
Loss on sale of subsidiaries	—	(4,969)	—	(4,969)
Insurance liability expense	(1,173)	(1,117)	(363)	(383)
Other operating expenses	(3,230)	(6,107)	(809)	(3,567)
	(22,152)	(28,072)	(7,356)	(13,264)

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

12.	Finance income and finance expenses

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Interest income under the effective interest method on:
- Debt securities - at amortised cost	1,646	—	664	—
- Debt securities - at FVOCI	65	—	31	—
- Loans receivable	1,399	871	406	536
Total interest income arising from financial assets	3,110	871	1,101	536
Dividend income:
- Equity securities at FVTPL	737	—	268	—
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	—	(564)	—
Finance income - other	737	—	(296)	—
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	(1,574)	—	(1,574)	—
Interest expense	(51)	(102)	(29)	(25)
Bank charges	(259)	(393)	(88)	(71)
Unwinding of discount on the put option liability	(290)	(172)	(86)	(71)
Net foreign exchange loss	(3,471)	(2,338)	(1,876)	(1,559)
Finance expenses	(5,645)	(3,005)	(3,653)	(1,726)
Net finance expense	(1,798)	(2,134)	(2,848)	(1,190)

13.	Taxation

For the nine months ended September 30, 2023 and 2022 the Group recognized income tax expense in the amount of 2,657 and 4,409 respectively.

For the three months ended September 30, 2023 and 2022 the Group recognized income tax expense in the amount of 1,583 and 2,319 respectively.

The applicable tax rate used for reconciliation of the effective tax rate, below, is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands and has its effective place of management and tax residency in Cyprus.

(a)	Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit, bringing the effective tax rate on eligible IP income down to 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at September 30, 2023, nor is it expected to increase the Group’s future current tax charge significantly.

(b)	Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022, restated	Three months ended September 30, 2023	Three months ended September 30, 2022, restated
Profit before income tax	37,683	88,779	25,266	33,951
Tax calculated at the applicable tax rate	(4,710)	(11,097)	(3,158)	(4,408)
Effect of different tax rates in other countries	(985)	189	(231)	214
Tax effect of expenses not deductible for tax purposes and non-taxable income	(434)	(3,303)	(727)	(2,673)
Tax effect of deductions under special tax regimes	4,398	10,181	2,646	4,561
Tax effect of tax losses brought forward	476	1,292	440	480
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(476)	(1,026)	(155)	(266)
Overseas tax in excess of credit claim used during the period	(887)	(644)	(396)	(226)
Underprovision of prior year tax liability	(36)	—	—	—
Special contribution for the defence fund	(3)	(1)	(2)	(1)
Income tax expense	(2,657)	(4,409)	(1,583)	(2,319)

(c)	Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Group has changed its tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 26 for details), as well as software development costs being expensed as incurred. As a consequence, the Company’s major operating subsidiary has booked substantial tax losses in 2019, 2020 and 2021.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(d)	Prepaid tax

Prepaid tax amount is mainly represented by the overpaid corporate income tax by Nexters Global Ltd. The Company plans to offset this amount against the tax liability for the years 2022, 2023 and 2024 if applicable. Prior to the return of the amount the tax authorities have to examine our tax accounts. The examination is still in process as at the date of issue of these interim condensed consolidated financial statements.

14.	Property and equipment

During the nine months ended September 30, 2023, the Group acquired property and equipment with a cost of 416 (nine months ended September 30, 2022: 908). No property and equipment was acquired in the process of acquisition of subsidiaries (nine months ended September 30, 2022: 68). The assets with the cost of 57 were disposed of by the Group during the nine months ended September 30, 2023 (nine months ended September 30, 2022: 804).

15.	Intangible assets and goodwill

Intangible assets

During the nine months ended September 30, 2023, the Group acquired intangible assets with a cost of 16 (nine months ended September 30, 2022: 17,755). No intangible assets were acquired in the process of acquisition of subsidiaries (nine months ended September 30, 2022: 17,664). No assets were disposed of by the Group during the nine months ended September 30, 2023 (nine months ended September 30, 2022: 110).

Acquisition of intangibles during the nine months of 2022 consists of the intangible assets acquired as part of the acquisition of Lightmap Ltd. The intangible assets acquired mainly include the assets related to the Lightmap’s game “Pixel Gun”. The respective intangible assets are amortized over a period of four years. The impairment attributable to intangible assets is accrued based on the CGU valuation as discussed below.

The amount of amortization is mostly attributable to the Game operation cost.

Business combinations and goodwill

A.	Acquisition of game development studios

On January 25, 2022, Company’s Board of directors approved the acquisition of interest in three game development studios, aiming at accelerating the Group’s product growth strategy and enlarging its player base.

The Company acquired 100%, 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd, Lightmap LLC, MX Capital Ltd, and Castcrown Ltd, respectively.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Lightmap Ltd on March 30, 2022.

Based on the Share Purchase Agreement at the date of acquisition the sellers received the option to require GDEV Inc. to acquire back the Company’s shares issued or to be issued to the seller as part of the acquisition for a price of US$ 10.00 per share. There are two scenarios when the option becomes exercisable:

- the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;

- the second scenario represents a general right of the sellers to sell their outstanding consideration shares to GDEV Inc. no later than two years from the acquisition date.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The option is recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this interim condensed consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until December 31, 2022 amounted to 366, for the nine months ended September 30, 2023 to 290.

B.	Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,237
Total fair value of consideration	67,062

Lightmap Ltd and Lightmap LLC are treated as one integrated business under common control for the acquisition made as in substance they represent a unique business chain.

Share consideration and deferred share consideration fair value were determined using the number of the shares stated in the share purchase agreement multiplied by the share price of GDEV Inc. as at the date of acquisition, which is US$ 7.97.

The difference between the fair values of share consideration and put option of the sellers of Lightmap Ltd of 2,094 is reflected in the consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

C.	Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Lightmap Ltd (Lightmap LLC did not have any material assets or liabilities) as at the date of acquisition were:

Fair value recognized on acquisition, January 31, 2022, Lightmap Ltd
Assets
Property and equipment	68
Intangible assets (Note 4)	17,664
Right-of-use assets	230
Indemnification asset	3,159
Trade and other receivables	2,668
Cash and cash equivalents	1,555
Prepaid tax	260
25,604
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,160)
Provisions for non-income tax risks (Note 21)	(1,381)
Tax liability (Note 21)	(1,721)
(5,492)
Total identifiable net assets at fair value	20,112
Goodwill arising on acquisition	46,950
NCI	—
Purchase consideration transferred	67,062

The Group recognized certain tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Lightmap Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 1,662.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group also recognized a liability in respect of Lightmap Ltd of 1,497 in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

As at December 31, 2022 the amount of the mentioned liability was decreased by 810 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC. In the third quarter of 2023 the liability decreased by 77 more with the respective decrease of the indemnification asset.

D.	Goodwill

Goodwill recognized in the amount of 46,950 is attributable primarily to the expected future cash flows to be produced by the acquired business and was assigned to the separate CGU Lightmap Ltd. None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition-related costs that were expensed in the current period within General and administrative expenses.

Lightmap Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates its carrying amount.

At the date of the acquisition, the fair value of the trade and other payables of Lightmap Ltd approximates their carrying amount due to the fact they are represented by short-term advances received and VAT payable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The Group’s trade and other receivables amount represents gross contractual amounts for the acquired receivables, its fair value approximates its carrying amount as they are predominantly short-term.

Lightmap Group (i.e. Lightmap Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2022 and subsequently as at March 31, 2023, June 30, 2023 and September 30, 2023.

E.	Reconciliation of carrying amount of goodwill

Cost

Balance at January 1, 2022	1,501
Acquisition through business combination	46,950
Goodwill impairment	(46,947)
Translation reserve	332
Balance at December 31, 2022	1,836
Change	-
Balance at September 30, 2023	1,836

The recoverable amount of the CGU of 9,606 as at December 31, 2022 has been determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 8.03 and 6.86 as forward multiples of 2023 and 2024, respectively, and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 47,494 related to the CGU Lightmap Ltd in the year ended December 31,2022, which was allocated to the goodwill attributed to this CGU in the amount of 46,947 and the remaining 547 was allocated to the Intangible asset. The impairment was the result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which led to a decrease in bookings in CGU Lightmap Ltd. Goodwill impairment charge is included in the line Goodwill and investment impairment in the consolidated statement of profit or loss and other comprehensive income, the impairment charge related to Intangible asset is included in the line General and administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The recoverable amount of the CGU as at September 30, 2023 is 8,332 which exceeds the carrying amount, and accordingly no impairment was required.

The impairment process includes assumptions of significant importance, such as а EV/EBITDA multiples, a compound average growth rate of revenues over the forecasted period of 26%, the discount rate as a pre-tax weighted average cost of capital (WACC), the list of peer companies etc.. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the EV/EBITDA multiples. Below is the analysis of sensitivity to this parameter:

•	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would not change the recoverable amount of CGU as at September 30, 2023, no additional impairment arises.

16.	Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd in the first half of 2024 (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option at acquisition is 2,623 being an asset and 9,810 being liability arising from it based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details). Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition is 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this consolidated statement of financial position.

The MX Capital group’s loss net of tax for the nine months ended September 30, 2023 amounted to 17,541, GDEV Inc.’s share of these losses was 8,560, but was not reflected in the interim condensed consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023.

The transaction was fully executed on March 30, 2022. The fair value of the call option at acquisition is 1,799 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The group’s loss net of tax for the nine months ended September 30, 2023 amounted to 1,282. GDEV Inc.’s share of these losses was reflected in the amount of 515 in the interim condensed consolidated statement of profit or loss.

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2022 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Investment in associates at acquisition	15,000	2,970
Indemnification asset	(119)	(105)
Legal expenses capitalized	148	—
Contingent consideration - sellers earn-outs	2,297	—
Contingent consideration - founders earn-outs	258	—
Liability arising from symmetric put option	9,810	—
Asset arising from symmetric call option	(2,623)	—
Derivative asset arising from call option	—	(1,799)
Initial cost at acquisition	24,771	1,066
Share of loss of equity-accounted associates	(8,994)	(1,066)
Share of OCI of equity-accounted associates	104	—
Carrying amount of investment at December 31, 2022 before impairment	15,881	—
Investment impairment	(15,881)	—
Carrying amount of investment as at December 31, 2022	—	—

The carrying amount of investments in our interim condensed consolidated statement of financial position as at September 30, 2023 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Carrying amount of investment as at December 31, 2022	—	—
Additional investment in associate	—	515
Share of loss of equity-accounted associates	—	(515)
Carrying amount of investment at September 30, 2023 before impairment	—	—
Investment impairment	—	—
Carrying amount of investment as at September 30, 2023	—	—

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The impairment as at December 31, 2022 occurred as a result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which also led to a decrease in bookings in CGU MX Capital Ltd.

The recoverable amount of the CGU was 0 as at December 31, 2022. Both fair value less cost of disposal using public peer group multiples and the value in use indicated a negative value. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 19.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/Bookings of 1.2 and EV/EBITDA of 8.6 and the cost of disposal was estimated to be insignificant. As a result of this analysis, management recognized an impairment charge of 15,881 related to the CGU MX Capital Ltd in the year ended December 31, 2022. No additional impairment was charged during the nine months ended September 30, 2023.

The impairment process includes assumptions of significant importance, such as growth of revenues and free cash flows, the discount rate as a pre-tax weighted average cost of capital (WACC), the exit EV/EBITDA and EV/ Bookings multiple, the list of peer companies, and the discount to the peer multiples. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

No additional impairment was charged during the nine months of 2023.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the multiples stated above (EV/EBITDA and EV/Bookings). Below is the analysis of sensitivity to this parameter:

•	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at September 30, 2023.

•	While other parameters remain constant, an increase/decrease of the EV/Bookings multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at September 30, 2023.

17.	Loans receivable

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 shall have been available for drawing until February 1, 2023 and September 1, 2023, respectively, depending on the satisfaction by MX Capital Ltd of certain conditions. As of the date of these interim condensed consolidated financial statements both tranches have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. The Company shall acquire additional notes amounting to 8,500 depending on the achievement by Castcrown Ltd of certain performance targets by December 31, 2024. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The fair value of conversion feature amounted to 0 as at December 31, 2022 and September 30, 2023. According to IFRS 9 the asset related to the convertible notes is accounted for as its nominal value less fair value of its derivative liability component, as the second is equal to 0, the fair value of the loan equals its carrying amount.

The exposure of the Group to credit risk is reported in Note 29 to these interim condensed consolidated financial statements.

Expected credit losses for loans receivable consist of 8,821 of ECL on the loan receivable from Castcrown Ltd and of 25,166 of ECL on the loan receivable from MX Capital Ltd as at September 30, 2023 (7,826 and 20,649 respectively as at December 31, 2022).

The amount of ECL on the loan receivable from Castcrown Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments.

The amount of ECL on the loan receivable from MX Capital Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments. The management also considers the fair value of the shares pledged amounted to 0 in the calculation of ECL.

On June 20, 2023 the Group entered into new loan agreement with Levelapp Limited issuing the loan of 260 to borrower. The loan accrues the interest of 3% which is considered corresponding to the market terms.

On August 31, 2023 Nexters Finance Ltd entered into an unsecured convertible notes agreement for the amount of 600 at an interest on 7% p.a. with the due date on March 31, 2025. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that. The fair value of the conversion feature amounted to 0 as at September 30, 2023. According to IFRS 9 the asset related to the convertible notes is accounted for as its nominal value less fair value of its derivative liability component, as the second is equal to 0, the fair value of the loan equals its carrying amount.

	September 30, 2023	December 31, 2022
Balance at January 1	3,834	123
New loans granted	1,196	31,659
Repayments of principal	(612)	(746)
Interest charged	1,399	1,404
Foreign exchange (gain) / loss	135	40
Expected credit losses	(5,511)	(28,475)
Write-off of loans receivable	(31)	(171)
Balance at December 31 / September 30	410	3,834

18.	Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,622	1,622
Disposals	(16)	—
Loss on modification	27	—
Depreciation	(1,783)	—
Interest expense	—	102
Payments	—	(2,002)
Effect of foreign exchange rates	(36)	(153)
Balance at September 30, 2022, restated	1,864	1,503

Lease liabilities - current		1,086
Lease liabilities - non-current		417

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Right-of-use assets	Lease liabilities
Balance at January 1, 2023	1,462	1,187
Additions	3,378	3,378
Loss on modification	(461)	(414)
Depreciation	(1,056)	—
Interest expense	—	44
Payments	—	(1,983)
Effect of foreign exchange rates	(109)	(4)
Balance at September 30, 2023	3,214	2,208

Lease liabilities - current		1,242
Lease liabilities - non-current		966

The amounts reflected in the line General and administrative expenses of this interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Expense relating to short-term and low-value leases	303	73	51	45
Interest expense on lease liabilities	44	102	22	25
	347	175	73	70

On June 1, 2019 Nexters Global Ltd entered into a new lease agreement for the office spaces with a new owner in Larnaca, Cyprus. On June 1, 2021, the lease was renewed for another two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities. On June 1, 2023, the lease was renewed for another two years.

On March 24, 2020 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying in lumpsum for the whole year. As the Group already makes such payments and received the discount for the first year, management decided to account for this option while determining the amount of right-of-use assets and lease liabilities.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease runs for 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is not reasonably certain.

On December 1, 2021, Jule 29, 2022 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts are combined as a single contract. The lease runs for 3 years with an early termination option. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On January 31, 2022 GDEV Inc. acquired Lightmap Ltd group which had a lease agreement for the office building in Limassol, Cyprus. The agreement is renewed on April 1, 2023 for 2 more years.

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the co-working spaces in Yerevan, Armenia, the lease runs for 2 years. It was modified on August 2, 2023 being terminated by the 6th of November of 2023.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On March 1, 2023 Nexters Studio Armenia LLC entered into a new sub-lease agreement over the office spaces in Yerevan, Armenia, the lease runs for 1 year. Additionally one more sub-lease agreement over the office spaces for 1 year was concluded on the May 5, 2023.

On June 22, 2023 Nexters Studio Armenia LLC entered into a new lease agreement over the warehouse spaces in Yerevan, Armenia, the lease runs for 1 year.

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years, with lumpsum payments for the whole year ahead.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

Other than the office and leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flow is presented below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Сash outflow for leases	1,939	1,900
Cash outflow for short-term and low-value leases	303	73
Total cash outflow for leases	2,242	1,973

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

19.	Trade and other receivables

	September 30, 2023	December 31, 2022
Trade receivables	41,505	41,874
Deposits and prepayments	3,389	2,987
VAT refundable	2,628	460
Other receivables	19	51
Total	47,541	45,372

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 29 to these interim condensed consolidated financial statements.

The amount of ECL in respect of trade and other receivables is 1,423 as at September 30, 2023 and is 1,512 as at December 31, 2022.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

20.	Trade and other payables

	September 30, 2023	December 31, 2022
Trade payables	13,960	22,295
Accrued salaries, bonuses, vacation pay and related taxes	6,443	2,969
Provision for indirect taxes	2,089	2,067
Accrued professional services	1,312	1,526
VAT payable	108	—
Indirect taxes payables	507	1,174
Other payables and advances received	868	490
Total	25,287	30,521

The change in amounts of Provision for indirect taxes and Indirect taxes payables as at December 31, 2022 to the reported annual consolidated financial statements is due to inappropriate classification of Japan and Switzerland taxes to the line of provision instead of actual indirect taxes payables for the amount of 167.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 29 to the interim condensed consolidated financial statements.

21.	Provisions for non-income tax risks

The provisions consist of probable tax risks of Lightmap Ltd of 1,342. The Group recognizes the indemnification asset in the same amount in its interim condensed consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

22.	Share warrant obligation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The fair value of Private and Public Warrants as at September 30, 2023 is determined using Level 1 inputs and is measured using the market price, as at December 31, 2022 the fair value was determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method.

Key assumptions of the Monte-Carlo model:

	September 30, 2023	December 31, 2022
Risk free rate	n/a	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	n/a	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price	n/a	4.63
Expected warrant life (years)	n/a	3.7

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted as at December 31, 2022, the Company used Multiples of the Enterprise value (EV) to Bookings and EV to EBITDA based on valuation of our publicly traded peers to estimate the enterprise value and accordingly the starting share price by dividing enterprise value with the number of shares outstanding as follows:

-	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);

-	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;

-	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.

-	Based on the above multiples and our actual number of our earnings and EBITDA during the year we estimated our enterprise value and, based on the number of outstanding shares as at the reporting date, the starting price of our shares.

These methods provided as at December 31, 2022 the range of the starting share price from US$ 3.58 based on EV/Bookings multiple to US$ 5.68 based on EV/EBITDA multiple.

An average of prices determined by multiples above was used as a starting share price for the warrants model.

As at September 30, 2023 Warrants’ price was taken from the market as trading hault was already released, for the effect of change in estimate see Note 4.

The Company has recognized the following warrant obligation:

	Public Warrants	Private Warrants	Total
Balance at January 1, 2023	7,575	5,460	13,035
Fair value adjustment	(5,550)	(4,447)	(9,997)
Balance at September 30, 2023	2,025	1,013	3,038

	Public Warrants	Private Warrants	Total
Balance at January 1, 2022	10,372	11,657	22,029
Fair value adjustment	(2,609)	(5,779)	(8,388)
Balance at September 30, 2022	7,763	5,878	13,641

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the interim condensed consolidated statement of profit or loss and other comprehensive income.

23.	Other investments

Other investments consist of the following:

	September 30, 2023	December 31, 2022
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	14,875	14,818
1.5% US treasury notes - at amortised cost	—	35,547
0% US treasury bills - at amortised cost	54,217	—
0.875% US treasury bills - at amortised cost	14,838	—
	83,930	50,365
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	2,907	2,969
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	13,304	14,934
	16,211	17,903

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Debt securities classified as fair value through other comprehensive income, denominated in EUR, have an interest rate of 1.7% and mature in 9 years.

Debt securities classified as amortized cost investments have an interest rate of from 0% to 1.5% and mature in one to eight months. Such securities are not restricted.

24.	Cash

	September 30, 2023	December 31, 2022
Current accounts	60,989	86,759
Bank deposits	14	15
Cash	61,003	86,774

Currency	September 30, 2023	December 31, 2022
United States Dollars	45,920	68,517
Euro	14,760	17,057
Russian Ruble	82	1,078
Armenian Dram	17	26
Kazakhstani Tenge	224	96
Total	61,003	86,774

Impairment on cash has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at September 30, 2023 and December 31, 2022.

25.	Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders due to Transaction and Lightmap Ltd put option, see Note 15 for further details.

Share-based payments

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 30 for further details of these plans.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these interim condensed consolidated financial statement as well as revaluation of goodwill as at the reporting date, see interim condensed consolidated statement of changes in equity.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at September 30, 2023 and December 31, 2022 consisted from the following:

	2023	2023
	Number of shares	US$
Ordinary shares of $0 each	197,389,502	—
	197,389,502	—

Issued and fully paid
Balance at January 1, 2023	197,092,402	—
Share-based payments and exercise of options	297,100
Balance at September 30, 2023	197,389,502	—

	2022	2022
	Number of shares	US$
Ordinary shares of $0 each	197,092,402	—
	197,092,402	—

Issued and fully paid
Balance at January 1, 2022	196,523,101	—
Issue of ordinary shares related to business combination	569,301
Balance at December 31, 2022	197,092,402	—

26.	Deferred revenue and deferred platform commission fees

As at September 30, 2023, deferred revenue is expected to be recognized over an estimated average playing period of the paying users.

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for nine months ended September 30, 2023 and 2022.

The Group recognized during the period of nine months ended September 30, 2023 the revenue of 266,551 (nine months ended September 30, 2022 – 293,014) and deferred the amount of 226,795 (nine months ended September 30, 2022 – 259,577) in both cases related to the in-app purchases recorded for the nine months ended September 30, 2023.

The Group recognized during the period of nine months ended September 30, 2023 the platform commissions of 73,308 (nine months ended September 30, 2022 – 106,946) and deferred the amount of 55,498 (nine months ended September 30, 2022 – 86,834) in both cases related to the platform commissions associated with in-app purchases recorded for the nine months ended September 30, 2023.

We use statistical estimation model to arrive at the average playing period of the paying users for each platform. As at September 30, 2023 and 2022 player lifespan for Hero Wars averages 28 and 25 months respectively. As at December 31, 2022 player lifespan for Hero Wars averages 28 months.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The estimated player lifespan in our other games as at September 30, 2023 and 2022 averages 10 months and 14 months respectively. The estimated player lifespan in our other games as at December 31, 2022 averages 14 months.

27.	Related party transactions

As at September 30, 2023 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.2%, and Dmitrii Bukhman and Igor Bukhman, each owning 18.9% of the Company’s issued shares.

The transactions and balances with related parties are as follows:

(i)	Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Directors' remuneration	1,476	966	831	406
-short-term employee benefits	1,211	768	566	343
-share-based payments	265	198	265	63
Other members of key management’s remuneration	888	2,475	287	673
-short-term employee benefits	604	1,189	199	315
-share-based payments	284	1,286	88	358
Total	2,364	3,441	1,118	1,079

(ii)	Other operating income

Other operating income is presented below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Income from technical support services from Lightmap Ltd to Castcrown Ltd	2	119	2	—
	2	119	2	—

(iii)	Interest income

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Castcrown Ltd	—	194	—	132
MX Capital Ltd	1,198	675	403	404
	1,198	869	403	536

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(iv)	Trade and other receivables

	September 30, 2023	December 31, 2022
Receivable from Castcrown Ltd to Lightmap Ltd	—	123
Receivable from Castcrown Ltd to Nexters Studio Armenia LLC	—	134
	—	257

(v)	Loan receivable

	September 30, 2023	December 31, 2022
Loan to Castcrown Ltd - net	—	—
Loan to MX Capital Ltd - net	—	3,317
	—	3,317

The amount of ECL in respect of loans receivable from related parties is 33,987 as at September 30, 2023 and is 28,475 as at December 31, 2022.

In 2022 the Company acquired from Everix Investments Ltd jointly controlled by Dmitrii Bukhman and Igor Bukhman the 48.8% of the issued share capital of MX Capital Ltd – refer to Note 16 for further details.

28.	List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership Interest	Ownership Interest
Name	September 30, 2023%	December 31, 2022%
Flow Research S.L.	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Dragon Machines Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipersonal LDA	100	—
Nexters Midasian FZ LLC	100	—
Nexters Finance Ltd	100	—
Nexters Lithuania UAB	100	—
Tourish Limited	100	—
	100	—

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company's principal activities are creative design of online games.

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company's principal activities are publication and testing of program applications.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company's principal activities are game development and publishing.

Dragon Machines Ltd (previously SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company's principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited and to Dragon Machines Ltd on July 18, 2023.

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia, which is liquidated as at the date of these financial statements. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, which is also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company's principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company's principal activities are game development and support.

Nexters Studio Portugal, Unipersonal LDA

Nexters Studio Portugal, Unipersonal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. As of the date of these financial statements the company has not yet started its active operations.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company's principal activities are financial activities such as provision of intra-group loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As of the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As of the date of these financial statements the company has not yet started its active operations.

Tourish Limited

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As of the date of these financial statements the company has not yet started its active operations.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

29.	Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at September 30, 2023 and December 31, 2022.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash, 0% and 0.875% treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the 0% and 0.875% treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	September 30, 2023	December 31, 2022
Financial assets at amortized cost
Trade receivables	41,505	41,874
Cash	61,003	86,774
Loans receivable	410	3,834
Other investments - current	69,055	35,547
Total	171,973	168,029

	September 30, 2023	December 31, 2022
Financial assets measured at fair value
Other investments - current - fair value through profit or loss	14,875	14,818
Other investments - non-current - fair value through other comprehensive income	2,907	2,969
Other investments - non-current - fair value through profit or loss	13,304	14,934
Total	31,086	32,721

Financial liabilities are as follows:

	September 30, 2023	December 31, 2022
Financial liabilities not measured at fair value
Trade and other payables	25,287	30,521
Total	25,287	30,521

	September 30, 2023	December 31, 2022
Financial liabilities measured at fair value
Put option liability	28,637	27,475
Share warrant obligations	3,038	13,035
Other non-current liabilities	—	577
Total	31,675	41,087

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at September 30, 2023 and December 31, 2022 the largest debtor of the Group constituted 35% and 41% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 75% and 72% of the Group’s Trade and other receivables respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	September 30, 2023	December 31, 2022
Loans receivables	410	3,834
Trade receivables	41,505	41,874
Cash	61,003	86,774
Other investments - current	83,930	50,365
Other investments - non-current	16,211	17,903

Expected credit loss assessment for corporate customers as at September 30, 2023 and December 31, 2022

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that both of its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to both associates. The ECL in respect of Loan receivables is 33,987 as at September 30, 2023 and 28,475 as at December 31, 2022. See Note 17 for the description of the methods used to estimate the ECL.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,423 as at September 30, 2023 and is 1,512 as at December 31, 2022.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Cash

The cash are held with financial institutions, which are rated BB- to A+ based on Fitch’s ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

September 30, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Lease liabilities	2,208	2,291	55	1,247	989
Trade and other payables	25,287	25,287	25,287	—	—
	27,495	27,578	25,342	1,247	989

September 30, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Derivative financial liabilities
Share warrant obligation	3,038	3,038	—	—	3,038
Put option liability	28,637	28,637	7,420	21,217	—
	31,675	31,675	7,420	21,217	3,038

December 31, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Lease liabilities	1,187	1,183	309	437	437
Trade and other payables	30,521	30,521	30,521	—	—
	31,708	31,704	30,830	437	437

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

December 31, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Derivative financial liabilities
Share warrant obligation	13,035	—	—	—	13,035
Put option liability	27,475	—	—	—	27,475
	40,510	—	—	—	40,510

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram and Kazakhstani Tenge. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

The Group’s exposure to foreign currency risk was as follows:

September 30, 2023	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	140	—	3	2
Trade and other receivables	8,565	—	13	7
Cash	14,760	82	17	224
	23,466	82	34	233
Liabilities
Lease liabilities	(2,159)	—	(49)	—
Trade and other payables	(7,506)	—	(1,825)	(187)
	(9,665)	—	(1,874)	(187)
Net exposure	13,801	82	(1,840)	46

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

December 31, 2022	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	476	—	39	—
Trade and other receivables	9,411	—	—	—
Cash	17,057	1,078	26	95
	26,944	1,078	65	95
Liabilities
Lease liabilities	(1,053)	—	(134)	—
Trade and other payables	(8,017)	—	(614)	(33)
	(9,070)	—	(748)	(33)
Net exposure	17,874	1,078	(683)	62

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at September 30, 2023 and December 31, 2022 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

September 30, 2023	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(1,380)	1,380
Russian Ruble	(8)	8
Armenian Dram	184	(184)
Kazakhstani Tenge	(5)	5
	(1,209)	1,209

December 31, 2022	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(1,787)	1,787
Russian Ruble	(108)	108
Armenian Dram	68	(68)
Kazakhstani Tenge	(6)	6
	(1,833)	1,833

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.	Measurement of fair values

The transfer from Level 3 to Level 1 occurred in 2023 for the valuation of Public and Private warrants which were valued using Level 3 inputs (versus Level 1 in 2022) while the Company’s securities were suspended for trading.

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values.

	Share warrant obligation (Note 4)	Put option liability (Note 4)	Other non-current liabilities
Balance at January 1, 2023	13,035	27,475	577
Net change in fair value	(9,997)	1,162	(577)
Balance at September 30, 2023	3,038	28,637	—

	Share warrant obligation (Note 4)	Put option liability (Note 4)	Other non-current liabilities
Balance at January 1, 2022	22,029	—	—
Purchase	—	14,180	16,194
Net change in fair value	(8,388)	600	(3,740)
Balance at September 30, 2022	13,641	14,780	12,454

The following table shows a reconciliation from the opening balances to the closing balances for financial assets based on Level 3 fair values.

Other non-current assets
Balance at January 1, 2022	107
Purchases	11,067
Net change in fair value	(9,214)
Balance at September 30, 2022	1,960

There were no assets valued based on Level 3 fair values during the nine months ended September 30, 2023.

30.	Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

The Company granted a number of stock options under the ESOP, including:

•	Newly granted stock options (see section Stock options granted in 2021 further below);

•	Stock options, which represent modification of the outstanding options (see Modified complex options further below).

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The common condition for both of these stock option types is that they have service condition. The Group’s management believes that most employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Below is the description of the options granted:

Type of options	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
ESOP options	November 2021, depending on the employee	2,050,455	*	2021-2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	1,471,536	*	2022-2026	Service condition, non-market performance condition
LTIP - Modified complex conditional upon listing	November 18, 2020	0	*	2021	Service condition, non-market performance condition
Total share options granted as at September 30, 2023		3,521,991		–	–

* Options granted refer to GDEV Inc. shares

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our interim condensed consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the three and nine months ended September 30, 2023 and 2022:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Class B complex vesting	284	550	28	152
Employee stock option plan	1,438	2,457	650	826
Total recorded expenses	1,722	3,007	678	978
therein recognized:
within Game operation cost	46	97	16	33
within Selling and marketing expenses	92	194	31	65
within General and administrative expenses	1,584	2,716	631	880

In relation to the share-based payment expense for the nine months ended September 30, 2023 and 2022 we recognized the increase in Other reserves of 1,722 and 3,007 as it corresponds to the equity settled portion of the share options.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The table below summarizes the number of outstanding share options at the beginning of 2023 and end of September 2023:

	Employee stock option plan	Class B complex vesting - related to Nexters Inc shares	Complex conditional upon listing - related to Nexters Inc shares
Outstanding at the beginning of the period (units)	2,330,000	4,120,300	20,000
Granted during the period (units)	45,455	—	—
Modification of options (units)	—	—	—
Exercised during the period (units)	(125,000)	(220,731)	(20,000)
Forfeited	(200,000)	(1,839,419)	—
Cancelled	—	(588,614)	—
Outstanding at the end of the period (units)	2,050,455	1,471,536	—

During 2023 1,839,419 Modified Class B complex vesting options (units) and 200,000 options (units) of employee stock option plan were forfeited.

Stock options granted in 2021 (ESOP options)

The ESOP stock options have only the service condition.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 7.86 to 8.71
Strike (exercise) price, US$	0 or 10 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at September 30, 2023 six of the Group’s employees exercised first tranche of their ESOP option plan of 125,000 shares. Two of Group’s employees left the company, so the total balance of 200,000 of the options granted to the respective employees was forfeited, as none had been exercised by the time they left the Company. The amount of income reflected in this interim condensed consolidated statement of profit or loss is 77.

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options**	7,856.12

*- applied to the result of fair value estimation.

**- total FV of 1,300 complex options related to Nexters Global shares that in November of 2021 were modified into 4,414,608 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$ 0.00

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at December 31, 2022 and September 30, 2023 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

As at September 30, 2023 one of the Group’s employees exercised two tranches of 220,731 of his modified complex options. After the exercise the employee left the company and, therefore, the remaining 1,839,419 options forfeited as neither were exercised nor vested.. Another employee included in the option plan is still in the Company, but as the management changed the plan related to the performance-based options, his 588,614 options were cancelled. The amount of income reflected in this interim condensed consolidated statement of profit or loss is 530.

31.	Commitments and contingencies

Taxation

Although we generally are not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these interim condensed consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialised, however, the potential financial effects thereof cannot be presently reliably estimated.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

32.	Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 11% of our total Bookings for 2022 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia. To this end, in 2022 we disposed of our Russian subsidiaries, relocated or laid-off all employees in Russia, and moved all our former Russian business operations to other countries and discontinued offering of our games through Russian social networks however players from Russia continue accessing our games through other platforms.

We do not expect these measures to have a material impact on the Company, as none of the divested subsidiaries represented a material revenue-generating asset. The divestment has no effect on the Company’s ability to continue to offer its full suite of games through its primary third-party platforms which are not based in Russia: Apple, Facebook, Google, Xsolla and Huawei. We have recorded losses on disposal in respect of our divestment of our (former) Russian based subsidiaries in the amount of 4,969. For further details please refer to Note 8.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, we have incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. As of the date of these financial statements, we have completed the relocation program and therefore do not expect any impact of the relocation expenses further in 2023 and beyond, though we expect a certain increase in labor costs per employee resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations.

33.	Events after the reporting period

As at the date of issue of these interim condensed consolidated financial statements GDEV Inc. as the sole Member of Dagon Machines Ltd has an intention to close all the projects currently being developed by the Company and proceed with the shut down of the Company in 2024. The Group’s management estimates the expenses related to layoffs of the respective personnel as 380.